Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 1.17.2025

1. Documents Uploaded:
   a. Form 7-R
2. Form SBSE-A/A being updated as follows:

   Schedule A – Removed Michael Pizzi (CEO)

   Updated John Ryan's title to include CEO